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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

              SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                             LITTON INDUSTRIES, INC.
                            (Name of Subject Company)

                             LITTON INDUSTRIES, INC.
                        (Name of Person Filing Statement)

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                      COMMON STOCK, $1 PAR VALUE PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
         SERIES B $2 CUMULATIVE PREFERRED STOCK, $5 PAR VALUE PER SHARE
                         (Title of Class of Securities)

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                           538021 10 6 (COMMON STOCK)
                          538021 40 3 (PREFERRED STOCK)
                      (CUSIP Number of Class of Securities)

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                              JOHN E. PRESTON, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             LITTON INDUSTRIES, INC.
                             21240 BURBANK BOULEVARD
                      WOODLAND HILLS, CALIFORNIA 91367-6675
                                 (818) 598-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

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                                    Copy to:

                              DANIEL A. NEFF, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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 _
|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
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     This Statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 of Litton Industries, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission (the "SEC") on January 5, 2001 (the "Schedule 14D-9"), as amended by Amendment No. 1 to
Schedule 14D-9, filed with the SEC on January 16, 2001, with respect to the offer made by LII Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Northrop Grumman Corporation, a Delaware corporation ("Parent"), to purchase (i) all the outstanding shares of Common Stock, par value $1.00 per share, of the Company, including the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Common Shares") issued pursuant to the Rights Agreement, dated as of August 17, 1994, between the Company and The Bank of New York, as Rights Agent, as amended by Amendment No. 1 to the Rights Agreement, dated as of January 3, 2001, at a purchase price of $80.00 per Common Share, net to the seller in cash and (ii) all the outstanding shares of the Series B $2 Cumulative Preferred Stock, par value $5.00 per share, of the Company (the "Preferred Shares") at a purchase price of $35.00 per Preferred Share, in each case upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated January 5, 2001, and in the related Letters of Transmittal, as described in Purchaser's Tender Offer Statement on Schedule TO, filed by Purchaser with the SEC on January 5, 2001.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 7 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following paragraph.

     On January 24, 2001, the Company and Northrop Grumman jointly announced that they had entered into an amendment to the Merger Agreement which provides for the transaction to be structured as an exchange offer, rather than as a cash tender offer. The joint press release, which summarizes the amendment, is filed as Exhibit (a)(5)(ii) to this Statement and is incorporated herein by reference. The Company and Northrop Grumman expect to file detailed information concerning the exchange offer with the SEC and to distribute such information to the Company's stockholders on or about February 1, 2001.

ITEM 9. EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

EXHIBIT NO.                        DESCRIPTION

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(a)(5)(ii) Joint Press Release issued by the Company and Northrop Grumman on
           January 24.*


 *Filed herewith.




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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            LITTON INDUSTRIES, INC.


                                            By:  /s/  JOHN E. PRESTON
                                               ---------------------------------
                                               Name:  John E. Preston
                                               Title: Senior Vice President and
                                                      General Counsel


Dated:  January 24 , 2001